

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 14, 2016

Douglas G. Smith
Chief Financial Officer and Treasurer
Vantage Drilling International
777 Post Oak Boulevard, Suite 800
Houston, TX 77056

Re: Vantage Drilling International
Registration Statement on Form S-1
Filed June 16, 2016
File No. 333-212081

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to disclose the scheduled timeframes in connection with each interest rate tranche.

Prospectus Summary, page 1

Will I have voting rights as a holder of Stapled Securities?, page 4

2.   We note the disclosure that a holder of stapled securities will not have voting rights with respect to the ordinary shares issuable upon conversion of the notes, "except upon conversion thereof." Please revise to clarify when a holder of stapled securities would have voting rights upon conversion.

<u>What will be the U.S. federal income tax consequences of an investment in the Stapled securities?, Page 5</u>

3.   Please revise here and throughout the prospectus to remove the instruction that investors will be deemed to have agreed to the terms of the stapled securities.

<u>Description of Stapled Securities</u>

<u>General, page 97</u>

4.   We note your disclosure in the forepart of the prospectus regarding the resale of ordinary shares that may become unstapled, disclosure on page 7 regarding the conversion features of the notes and your further discussion in this section regarding "certain cases" of redemption or conversion. Please revise to describe all instances that may result in the ordinary shares becoming unstapled, including a discussion of whether prospective shareholders possess discretionary authority in effecting the decoupling. We may have additional comments upon review of your revised disclosures.

<u>Exhibit 5.1</u>

5.   Please have legal counsel expand the legal opinion to opine that all the ordinary shares covered by the registration statement are legally issued, fully paid and non-assessable as required by Item 601(b)(5) of Regulation S-K.

6.   In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation or organization of the registrant or any of the guarantors. In this regard, we note that the registrant is organized in the Cayman Islands, and that the guarantors are organized in the Cayman Islands, as well as Delaware, Cyprus, Hungary, Indonesia, Malaysia, The Netherlands, Romania and Singapore. However, we note that the limitation set forth in the penultimate paragraph of the opinion at page 2 expressly limits the opinions to the law of the State of New York and thereby appears to exclude the laws of each of these jurisdictions. Please obtain and file a revised legality opinion with no such limitation or that makes clear that it addresses all applicable laws.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Rod Miller, Esq.
Milbank, Tweed, Hadley & McCloy LLP